NYSE
AN ICE EXCHANGE

September 22, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GlaxoSmithKline Capital Inc., guaranteed by GSK plc, under the Exchange Act of 1934:

- 4.850% Notes due 2029
- 5.000% Notes due 2031
- 5.250% Notes due 2033
- 5.500% Notes due 2036
- 6.000% Notes due 2056
- Floating Rate Notes due 2029

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com